EXHIBIT 12.2

RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED DIVIDENDS

We have computed the ratio of earnings to fixed charges and preferred dividends for each of the following periods on a consolidated basis. “Earnings” consist of pretax income (loss) before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees plus fixed charges (excluding capitalized interest) plus distributed income or equity investees. “Fixed charges” represent interest incurred (whether expensed or capitalized), amortization of debt expense and an estimate of the interest within rent expense. “Preferred Dividends” represent the amount of pre-tax earnings that is required to pay dividends on outstanding preference securities. You should read the ratio of combined fixed charges and preference dividends to earnings in conjunction with our consolidated and condensed financial statements that are incorporated by reference in this prospectus.

	Year ended December 31,
	2011	2010	2009	2008	2007
	(Dollars in millions)
EARNINGS:
Income (loss) before income taxes	$147, 980	$(163,751)	$261,992	$(493,466)	$515,501
Less capitalized interest	(1,277)	(12,474)	(48,119)	(42,125)	(31,790)
Deduct equity (income) loss of less than 50% owned subsidiaries	(22,215)	(19,469)	(32,329)	(31,854)	(19,573)
Add distributed income of less than 50% owned subsidiaries	26,180	30,008	32,750	48,500	37,800
Add fixed charges	106,816	107,823	204,133	152,159	126,548

	$257,484	$(57,863)	$418,427	$(366,786)	$628,486

FIXED CHARGES:
Interest expense, net of capitalized amounts	97,875	86,710	57,656	94,864	75,962
Capitalized interest	1,277	12,474	48,119	42,125	31,790
Interest portion of rent expense	7,620	8,525	12,924	11,297	13,222

Total Fixed Charges	$106,772	$107,709	$118,699	$148,286	$120,974

Preferred dividends (a)	44	114	85,434	3,873	5,574

Combined fixed charges and preferred dividends	$106,816	$107,823	$204,133	$152,159	$126,548

RATIO OF EARNINGS TO FIXED CHARGES & PREFERRED DIVIDENDS	2.4	– (b)	2.0	– (b)	5.0

(a)	We do not receive a tax benefit for our preferred stock dividends. This amount represents the pre-tax earnings that would be required to cover its preferred stock dividends.
(b)	For the years ended December 31, 2010 and 2008, Helix recorded losses. As a result, Helix’s ratio coverage was less than 1:1. Helix would have needed to generate additional earnings of $165.8 million and $522.8 million in 2010 and 2008, respectively, to achieve coverage of 1:1 in each of those respective years